UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13G/A
                                 (Rule 13d-102)

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                           NetLogic Microsystems, Inc.
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
                         (Title of Class of Securities)

                                    64118B100
                                 (CUSIP Number)

                                 March 28, 2005
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [ ] Rule 13d-1(b)

     [ ] Rule 13d-1(c)

     [X] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 64118B100                   13G/A                    Page 2 of 5 Pages
-------------------                                            -----------------
--------- ----------------------------------------------------------------------
     1    Name of Reporting Persons
          I.R.S. Identification Nos. of Above Persons (Entities Only)
          BERG & Berg Enterprises, LLC
--------- ----------------------------------------------------------------------
     2    Check the Appropriate Box if a Member of a Group (See Instructions)
          (a) [ ]
          (b) [X]
--------- ----------------------------------------------------------------------
     3    SEC Use Only

--------- ----------------------------------------------------------------------
     4    Citizenship or Place of Organization
          CALIFORNIA
--------- ----------------------------------------------------------------------
     Number of Shares         5     Sole Voting Power  -  865,444 SHARES
                            ------ ---------------------------------------------
    Beneficially Owned        6     Shared Voting Power  -  15,000 SHARES
                            ------ ---------------------------------------------
    by Each Reporting         7     Sole Dispositive Power  -  865,444 SHARES
                            ------ ---------------------------------------------
       Person with:           8     Shared Dispositive Power  -  15,000 SHARES
--------- ----------------------------------------------------------------------
     9    Aggregate Amount Beneficially Owned by Each Reporting Person
          880,444 SHARES
--------- ----------------------------------------------------------------------
    10    Check if the Aggregate Amount in Row (9) Excludes Certain Shares
          (See Instructions)  [ ]

--------- ----------------------------------------------------------------------
    11    Percent of Class Represented by Amount in Row (9)
          4.98%
--------- ----------------------------------------------------------------------
    12    Type of Reporting Person (See Instructions)
          PN
--------- ----------------------------------------------------------------------

CUSIP No. 64118B100                   13G/A                    Page 3 of 5 Pages
-------------------                                            -----------------


Item 1.   (a)  NAME OF ISSUER: The name of the issuer is NetLogic  Microsystems,
               Inc. (the "Company").

          (b) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES: The principal executive offices of the Company are located at 1875 Charleston Road, Mountain View, CA 94043.

Item 2.   (a)  NAME OF PERSON  FILING:  The name of the filing  person is Berg &
               Berg Enterprises, LLC ("BBE").

          (b) ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE: The business address for BBE is 10050 Bandley Drive, Cupertino, CA 94014.

          (c) CITIZENSHIP: BBE is organized under the laws of the state of California.

          (d) TITLE OF CLASS OF SECURITIES: The title of the class of securities is Common Stock.

          (e)  CUSIP NUMBER: The CUSIP number of the Common Stock is 64118B100.

Item 3.   IF THIS  STATEMENT IS FILED  PURSUANT TO RULE  13D-1(B) OR 13D-2(B) OR
          (C), CHECK WHETHER THE PERSON FILING IS A:

          Not  Applicable  (this  Schedule  is  being  filed  pursuant  to  Rule
          13d-1(d))

Item 4.   OWNERSHIP.

          According to the Company's Form 10-K, filed on March 11, 2005, there were 17,679,857 shares of Common Stock issued and outstanding as of February 28, 2005.

          Of the 880,444 shares of Common Stock reported on this Schedule, 865,444 shares are held by BBE, and 15,000 shares are held by West Coast Venture Capital, Inc. ("WCVC"), an affiliate of BBE. The manager of BBE has voting and dispositive authority over the 15,000 shares held by WCVC, but BBE disclaims beneficial ownership of the 15,000 shares held by WCVC.

          (a)  Amount beneficially owned: 880,444 shares

          (b)  Percent of class: 4.98%

          (c)  Number of shares as to which such person has:

               (i)  Sole power to vote or to direct the vote: 865,444 shares

               (ii) Shared  power to vote or to direct the vote:  15,000  shares
                    (see above)

               (iii)Sole  power to  dispose  or to direct  the  disposition  of:
                    865,444 shares

               (iv) Shared  power to dispose or to direct  the  disposition  of:
                    15,000 shares (see above)

CUSIP No. 64118B100                   13G/A                    Page 4 of 5 Pages
-------------------                                            -----------------

Item 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check this box [X].

Item 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

          Not Applicable

Item 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

          Not Applicable

Item 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

          Not Applicable

Item 9.   NOTICE OF DISSOLUTION OF GROUP.

          Not Applicable

Item 10.  CERTIFICATION.

          Not Applicable

CUSIP No. 64118B100                   13G/A                    Page 5 of 5 Pages
-------------------                                            -----------------


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  March 30, 2005


                                       BERG & BERG ENTERPRISES, LLC

                                       /s/ Carl E. Berg
                                       ---------------------------------
                                       Carl E. Berg, Manager